

March 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Precidian ETFs Trust
        Issuer CIK: 0001499655
        Issuer File Number: 333-171987 / 811-22524
        Form Type: 8-A12B
        Filing Date: March 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Arm Holdings PLC ADRhedged, ASML Holding NV ADRhedged, STMicroelectronics NV ADRhedged and Toyota Motor Corporation ADRhedged under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications